FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                   03 May 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. April traffic statistics




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  03 May 2007



                                INDEX TO EXHIBITS



Exhibit No.1                Description


1.                          April traffic statistics





TRAFFIC AND CAPACITY STATISTICS - April 2007


Summary of the headline figures


In April 2007, passenger capacity, measured in Available Seat Kilometres, was
0.5 per cent above April 2006. Traffic, measured in Revenue Passenger Kilometres, was lower by 2.2 per cent. This resulted in a passenger load factor down 2.1 points versus last year, to 76.9 per cent. The decrease in traffic comprised a 1 per cent increase in premium traffic and a 2.8 per cent decrease in non-premium traffic. The decline in non-premium to some degree reflects year on year Easter effect that saw a 10.9% increase last year.

Cargo, measured in Cargo Tonne Kilometres, fell by 7.7 per cent.   Overall load
factor fell by 0.7 points to 70.9 per cent.



Market conditions


Underlying market conditions are broadly unchanged. Premium continues positive, while weak non-premium, especially on the Atlantic is still a feature.


Strategic Developments

The airline won Airline of the Year 2007 at the OAG awards.

British Airways launched a GBP5 million advertising campaign to promote the airline's new Club World business class service. The next-generation Club World is now on 96 services a week between London Heathrow and New York JFK, as its installation continues across the airline's long-haul fleet.



The airline launched a summer season sale with prices from as low as GBP239 return. Sale prices include Los Angeles and Miami for GBP399 and New York, Baltimore, and Washington available from just GBP349.



British Airways increased its longhaul fuel surcharge, effective from May 2, on flights of less than nine hours from GBP30 per sector (GBP60 return) to GBP33 (GBP66 return) and from GBP35 per sector to GBP38 (GBP76 return) on flights longer than nine hours.



A number of private equity companies have been approached by British Airways about making a consortium offer for Iberia. Any consortium bid would not involve further capital investment by British Airways and the company continues to examine numerous options including full disposal. However, it did rule out an independent bid for the airline.



The board of directors approved the delisting of British Airways Plc from the New York Stock Exchange and the deregistration of the company and termination of its reporting obligations under the Securities Exchange Act of 1934 (the " Exchange Act"). The company has provided written notice to the NYSE of its intent to delist.



British Airways has chosen Rolls-Royce Trent engines to power its four new
Boeing

777-200ER aircraft that will be delivered in 2009 and agreed a long-term maintenance contract with Rolls Royce for the engines.



Tickets for the first flights from London Heathrow's Terminal 5 went on sale this month.



British Airways announced the appointment of Julia Simpson as head of corporate communications with effect from August 2007.



                                      ends



May 3, 2007                                    059/TC/07



BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS




                                           Month of April


BRITISH AIRWAYS GROUP                                           Change
SCHEDULED SERVICES                    2007          2006           (%)
Passengers carried (000)
UK/Europe                             1741          1710          +1.8
Americas                               632           670          -5.6
Asia Pacific                           153           160          -4.1
Africa and Middle East                 287           280          +2.5
Total                                 2813          2819          -0.2

Revenue passenger km (m)
UK/Europe                             1716          1692          +1.4
Americas                              4260          4513          -5.6
Asia Pacific                          1564          1606          -2.6
Africa and Middle East                1917          1863          +2.9
Total                                 9456          9674          -2.2

Available seat km (m)
UK/Europe                             2445          2347          +4.2
Americas                              5397          5472          -1.4
Asia Pacific                          1963          2017          -2.7
Africa and Middle East                2500          2403          +4.0
Total                                12304         12240          +0.5

Passenger load factor (%)
UK/Europe                             70.2          72.1          -1.9 pts
Americas                              78.9          82.5          -3.6 pts
Asia Pacific                          79.7          79.6          +0.1 pts
Africa and Middle East                76.7          77.5          -0.8 pts
Total                                 76.9          79.0          -2.1 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)                   372           404          -7.7
Total RTK                             1321          1380          -4.3
Available tonne km (m)                1864          1928          -3.3

Overall load factor (%)               70.9          71.6          -0.7 pts



Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.



Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.

Investor Relations

                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                       Tel: +44 (0) 20 8738 6947
                                                       Fax: +44( 0) 20 8738 9602